Exhibit (a)(5)(B)

September 12, 2019

Dear Unitholder in Empire State Realty OP, L.P. (OP):

We write to confirm you received our September 4 letter which presents the opportunity to increase your annual distributions on a tax deferred basis if you exchange any or all of your common OP units which currently pay annually $0.42 per unit, one for one, for preferred OP units which pay annually a permanently fixed $0.70 per unit.

We have received expressions of interest in excess of the required minimum.

If you are interested and have not yet submitted your forms, please remember the offering is currently scheduled to expire on October 11, and we request that you respond by October 2. An extension may be considered based on additional expressions of interest and forms not yet received.

If you wish to blend potential benefits, you may retain any part of your common OP units for liquidity and possible growth, while exchanging the balance for immediate increase in distributions.

You must make your own decision. If you have any question, need additional copies of the documents, or require assistance in completing the related forms, you may contact the information agent, MacKenzie Partners, Inc., toll-free at (888) 410-7850.

Sincerely,

EMPIRE STATE REALTY OP, L.P.
By: Empire State Realty Trust, Inc., its general partner

Anthony E. Malkin
Chairman and Chief Executive Officer

111 West 33rd Street, New York, NY 10120 T (212) 687-8700 F (212) 986-7679 empirestaterealtytrust.com